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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69332

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2016___ AND ENDING ___12/31/2016___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assetpoint Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1800
                                      (No. and Street)

Arlington   Virginia   22209
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Bergin   703-292-3489
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

                    (Name -- if individual, state last, first, middle name)

1676 International Drive   McLean   VA   22102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                          contained in this form are not required to respond unless the form displays
                          a currently valid OMB control number.*



OATH OR AFFIRMATION

I, Stephen Kinner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assetpoint Financial, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

RACHEL LEE SIPE
NOTARY PUBLIC
REGISTRATION # 7699599
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2020

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member
Assetpoint Financial, LLC:

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

McLean, Virginia
February 28, 2017

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2016

Assets		2016
Cash and cash equivalents	$	422,555
Accounts receivable		2,404
Prepaid expenses		33,437
Fixed assets, net		1,101,016
Total assets	$	1,559,412
Liabilities and member's equity		
Due to PIN	$	44,367
Other current liabilities		7,014
Total liabilities		51,381
Member's equity:		
Contributed equity		2,903,985
Accumulated deficit		(1,395,954)
Total member's equity		1,508,031
Total liabilities and member's equity	$	1,559,412

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware on July 16, 2013 as a wholly-owned subsidiary of Promontory Interfinancial Network, LLC (PIN). PIN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. PIN's members are SpringHaven Investor Group, LLC formerly known as Promontory ADN, LLC and MCDI (Holdings) LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. PIN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company commenced its revenue producing activities in 2016 by offering products and services to qualified customers and earning a fee based on the volume.

The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimated amounts.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Accounts Receivable

Accounts receivable related to services provided are recognized when (a) there is evidence of an arrangement with a customer or affiliate, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Assetpoint Financial, LLC

Notes to Statement of Financial Condition

December 31, 2016

(e) *Fair Value of Financial Instruments*

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. The Company accounts for its investments at fair value using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

(f) *Software Developed for Internal Use*

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software.

(2) Income Taxes

The Company is a single-member limited liability company. No recognition of income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. PIN, the sole member of the Company, is also a pass-through entity for income tax purposes. Therefore, the members of PIN, a partnership for tax purposes, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of December 31, 2016.

(3) Rule 15c3-3 Customer Protection and Possession and Control

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016, the Company had net capital of $371,174, which was $366,174 in excess of its required capital of $5,000. The Company's aggregate indebtedness at December 31, 2016 was $51,381.

(5) Transactions with Affiliates

(a) *Due to PIN*

As of December 31, 2016, the Company has a balance Due to PIN of $44,367 for costs including corporate allocations that were incurred by, or on behalf of, the Company but paid by PIN. Amounts forgiven by PIN are included in Contributed Equity as of December 31, 2016. In January 2017, the Due to PIN balance of $44,367 was forgiven by PIN.

(6)   Fixed Assets

Fixed assets at December 31, 2016 consist of capitalized software development costs of $1,246,433 and accumulated amortization of $145,417, and is being amortized on a straight-line basis over its estimated useful life of five years.

(7)   Commitments and Contingencies

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(8)   Subsequent Events

Subsequent to December 31, 2016 and through February 28, 2017, the date through which management evaluated subsequent events and on which date the statement of financial condition was available to be issued, the Company did not identify any material subsequent events.